Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus Dated May 20, 2026
Registration Statement No. 333-285604

PRESS RELEASE

NANOBIOTIX ANNOUNCES LAUNCH OF GLOBAL FOLLOW-ON OFFERING

PARIS and CAMBRIDGE, Mass., May 20, 2026 – NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – “Nanobiotix” or the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, announces the launch, subject to market and other conditions, of an approximately €75 million global follow-on offering (representing approximately $87 million) consisting of (i) a public offering of its American Depositary Shares (“ADSs”), each ADS representing one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company, in the United States (the “U.S. Offering”) and (ii) an offering of (a) its Ordinary Shares and (b) pre-funded warrants to subscribe for Ordinary Shares (the “PFW”), exclusively addressed to “qualified investors” in Europe (including France) within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”), and certain other countries (excluding the United States and Canada) (the “International Offering”).  The U.S. Offering and the International Offering are referred to, together, as the “Global Offering”. The number of ADSs and Ordinary Shares issued in the Global Offering may be increased in the event of significant demand.

Jefferies, TD Cowen and Stifel are acting as global coordinators and joint bookrunners for the Global Offering. The Global Offering would be subject to an underwriting agreement. The underwriting agreement would not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

In connection with the Global Offering, the Company intends to grant the underwriters for the Global Offering a 30-day option to purchase additional ADSs in an amount of up to 15% of the total number of ADSs issued in the Global Offering, on the same terms and conditions, in accordance with delegation granted by the Company’s combined shareholders’ meeting held on May 19, 2025 (the “Shareholders’ Meeting”) in its 36th resolution.

The Ordinary Shares (including in the form of ADSs) and the PFW to be issued in the Global Offering will be issued without preferential subscription rights for existing shareholders by way of a capital increase pursuant to the delegation granted by the Shareholders’ Meeting in its 29th resolution.

All securities to be issued in the Global Offering will be offered by the Company. The Company’s ADSs are listed on the Nasdaq Global Select Market under the ticker symbol “NBTX.” The Company’s Ordinary Shares are listed on the regulated market of Euronext in Paris (“Euronext”) under the symbol “NANO.” The Company does not intend to list the PFW on any domestic or foreign securities exchange or nationally recognized trading system.

The final amount of the Global Offering, the offering price in the U.S. Offering in U.S. dollars and the offering price in the International Offering in euros, as well as the final number of ADSs, Ordinary Shares and PFW issued in the Global Offering will be determined following a book-building process commencing immediately. The Company will announce the results of the Global Offering as well as the number and subscription price of the Ordinary Shares, ADSs and PFW to be issued in the context of the Global Offering as soon as practicable after pricing thereof in a subsequent press release.

The number of securities issued in the Global Offering will be determined by the Company’s Executive Board in accordance with the delegations granted by the Shareholders’ Meeting, pursuant to its 29th and 39th resolutions.

The offering price of each Ordinary Share to be issued in the International Offering will be in euros and at least equal to the volume weighted average price of the Ordinary Shares on Euronext over the last three trading sessions preceding the pricing of the Global Offering (i.e., May 18, May 19 and May 20, 2026), subject to a maximum 15% discount. The offering price of each ADS in the U.S. Offering will be the U.S. dollars equivalent of the offering price per Ordinary Share in euros in the International Offering.

The subscription price of each PFW to subscribe for one Ordinary Share will be in euros and equal to the subscription price per Ordinary Share to be paid on the date of issue of the PFW, minus €0.03 to be paid on the date of exercise of the PFW.

Each PFW will allow its holder to subscribe to one Ordinary Share at a price of €0.03.

The PFW are exercisable in cash during a ten-year period from their date of issue.

The PFW are securities giving access to the capital within the meaning of Article L. 228-91 of the French Commercial Code. They will be issued in dematerialized form and held in pure registered form (au nominatif pur) in the securities account opened in the name of the holder thereof in the books of the Company’s account keeper.

No fractional shares shall be issuable upon the exercise of PFW, provided that the number of shares to be delivered in respect of any exercise of one or more PFW pursuant to any exercise notice shall be rounded down to the nearest whole multiple of one share.

If the Company carries out any of the transactions referred to in Articles L. 228-99 and L. 228-101 of the French Commercial Code, the rights of holders of the PFW will be maintained in accordance with said articles.

The PFW will not be admitted to trading on Euronext or on any domestic or foreign securities exchange or nationally recognized trading system. The shares issued upon the exercise of PFW (the “PFW Shares”) will be held, at the option of the holder, in registered form (au nominatif) or in bearer form (au porteur). As soon as they are issued, the PFW Shares will be automatically assimilated to the Company’s ordinary shares and will be admitted to trading on Euronext under the same ISIN number.

The PFW holders will be grouped automatically for the defense of their common interests in a masse. The masse will act, in part, through a representative and, in part, through collective decisions of the holders.

Ordinary Shares (including those underlying ADS) issued in the Global Offering will be subject to an application for admission to trading on Euronext on the same trading line as the existing Ordinary Shares of the Company currently listed on Euronext, under the same ISIN code FR0011341205. The Global Offering will begin immediately following the publication of this press release and is expected to price before the U.S. markets open on May 21, 2026, subject to any early closing of the bookbuilding process. Following pricing of the offering in the United States, the trading of Nanobiotix's Ordinary Shares on Euronext will be suspended on the immediately following trading day in Paris from the opening of Euronext until the opening of trading of Nanobiotix's ADSs on the Nasdaq Global Select Market at approximately 3:30 pm (Paris time) / 9:30 a.m. (New York time) on such trading day, prior to which Nanobiotix will publish the allocation of share capital to be effective following settlement and delivery of the securities issued in the Global Offering.

The Company intends to use the net proceeds from the Global Offering as follows:

•	less than 10% to support the development and advancement of JNJ-1900 (NBTXR3);

•	between 50-60% to advance our Nanoprimer and other platforms; and

•	between 30-40% for general corporate purposes.

The expected use of proceeds represents the Company’s intentions based upon its current plans and business conditions. The Company cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of the Global Offering or the amounts that the Company will actually spend on the uses set forth above. The amounts and timing of the Company’s actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of the development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials the Company may commence in the future, as well as any collaborations that the Company may enter into with third parties for its product candidates and any unforeseen cash needs. As a result, the Company’s management will retain broad discretion over the allocation of the net proceeds.

In connection with the Global Offering, the Company’s executive board members and supervisory board members are subject to a contractual lock-up for a period of 90 days after the pricing of the Global Offering, subject to customary exceptions, including an exception for the purpose of financing the exercise price of stock options and/or satisfying any applicable taxes due in connection with such exercise. The Company has also agreed to be bound by a contractual lock-up for a period of 90 days after the pricing of the Global Offering, subject to customary exceptions.

A shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s securities was filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2025 and subsequently declared effective on March 14, 2025. The Company will also file with the SEC a preliminary prospectus supplement (and accompanying prospectus) relating to and describing the terms of the Global Offering (the “Preliminary Prospectus Supplement”). Before purchasing ADSs, Ordinary Shares or PFW in the Global Offering, you should read the Preliminary Prospectus Supplement and the accompanying prospectus, together with the documents incorporated by reference therein. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus Supplement (and accompanying prospectus) relating to the Global Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; from TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com; or from Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720 or by email at syndprospectus@stifel.com.

Potential investors should carefully consider the risks described under “Risk Factors” in the Preliminary Prospectus Supplement, including the following risks:

-	shareholders not participating in the Global Offering may see their participation in the Company's share capital diluted due to the issuance of new securities;

-	the volatility and liquidity of the Company's Ordinary Shares and ADSs may experience significant fluctuation (mainly downwards), and there may be differences on Nasdaq and Euronext; and

-	sales of the Company's Ordinary Shares and ADSs, in particular by its significant shareholders, could occur on the market and have an adverse impact on the Company's trading prices.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States), amongst other locations.

Nanobiotix is the owner of more than 25 patent families associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

Contacts
Nanobiotix
Communications	Investor Relations Department
Department	Joanne Choi
Brandon Owens	VP, Investor Relations (US)
VP, Communications	+1 (713) 609-3150
+1 (617) 852-4835
contact@nanobiotix.com	Ricky Bhajun
Director, Investor Relations (EU)

investors@nanobiotix.com

Media Relations
France – HARDY	Global – uncapped Communications
Caroline Hardy	Becky Lauer
+ 33 06 70 33 49 50	+1 (646) 286-0057
carolinehardy@outlook.fr	uncappednanobiotix@uncappedcommunications.com

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Nanobiotix’s proposed Global Offering and the use of proceeds therefrom. Words such as “expects,” “intends,” “can,” “could,”, “may,” “might,” “plan,” “potential,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including such as market conditions, including the trading price and volatility of Nanobiotix’s ADSs and Ordinary Shares, statements regarding the completion, timing and size of the Global Offering, use of net proceeds from the Global Offering and risks related to Nanobiotix’s business and financial performance. Further information on the risk factors that may affect Company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on March 31, 2026 under “Item 3.D. Risk Factors”, and subsequent filings Nanobiotix makes with the SEC from time to time, which are available on the SEC’s website at www.sec.gov. Nanobiotix may not consummate the proposed Global Offering and, if the proposed Global Offering is consummated, cannot provide any assurances regarding its final terms. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 1° of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in the Prospectus Regulation.

This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

The International Offering is reserved to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in Article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) “qualified investors” (as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POAT Regulations”)) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any offering of securities described herein will be made pursuant to an exemption under the POAT Regulations from the requirement to publish a prospectus. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the securities offered in the International Offering has led to the conclusion in relation to the type of clients criteria only that: (i) the type of clients to whom the securities are targeted is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the securities offered in the International Offering to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the securities (a “distributor”) should take into consideration the manufacturers’ type of clients assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the securities offered in the International Offering (by either adopting or refining the manufacturers’ type of clients assessment) and determining appropriate distribution channels.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.